COLONIAL CONSULTING GROUP, LLC
60 West Broad Street, Suite 102 • Bethlehem, PA 18018
Office 610-691-2146 • Fax 610-691-1712

February 1, 2008

Gary Sakulski
HealthCare Corporation of America
36 Kevin Dr.
Flanders, NJ 07836

Re:	Agreement HealthCare Corporation of America & Colonial Consulting Group

Dear Gary,

Please allow this Agreement to outline the terms and conditions agreeable to Colonial Consulting Group (hereinafter referred to as “Colonial”) and HealthCare Corporation of America (hereinafter referred to as “HCA”). HCA desires to retain the consulting and business development services of Colonial and Colonial agrees to perform such services for HCA for the mutual benefit and growth of HCA and Colonial.

HCA shall retain Colonial for a period of 36 months. This Agreement shall become effective and the first month payment shall be due on March 1, 2008. Payments shall be made as such.

Month 1-6

•	HCA shall pay Colonial the sum of $5,000.00 per month
•	Colonial shall receive the equivalent of $30,000.00 worth of common stock in HCA at the initial PPM rate of $0.50/share

Month 7-12

•	HCA shall pay Colonial the sum of $10,000.00 per month
•	Colonial shall have the option to receive any equivalent portion of common stock, in the place of money, valued at the initial PPM rate of $0.50/share

Month 13-24

•	HCA shall pay Colonial the sum of $15,000 per month
•	Colonial shall have the option to receive any equivalent portion of common stock, in the place of money, at market value

Month 25-36

•	HCA shall pay Colonial the sum of $20,000.00 per month
•	Colonial shall have the option to receive any equivalent portion of common stock, in the place of money, at market value

In addition to the above scheduled payments, Colonial shall receive, as payment for services rendered, a sum of $0.25 per prescription for all business placements in the HCA market sectors. This payment shall be made provided that the accumulated sum is in excess of the above scheduled yearly payments.

Furthermore, Colonial agrees to use its best efforts to help secure additional investment capital for HCA. Colonial shall be paid a finders fee equal to 5% of invested money, paid in cash upon receipt, to Colonial. In addition, Colonial shall acquire the equivalent of 5% of the finder’s fee in common stock in HCA at the initial PPM rate of $0.50/share.

It is understood by both parties that this agreement shall be in effect for 3 years. The agreement shall not be able to be terminated in year 1. At the conclusion of year 1, if HCA no longer wishes to retain the services of Colonial, HCA can decide to terminate this agreement.

If this Agreement meets with your favorable approval, please sign below to evidence your agreement with these provisions. Please retain the original for your records and return a copy to me via fax at 610-691-1712.

Sincerely,

/s/  Robert de Beer
Robert de Beer
Colonial Consulting Group, LLC

I have read and understood the above are agreeable to the terms and conditions

By: Illegible	Date: 2/6/08

Title: CEO